
CPSI

Clear direction for healthcare information solutions











ANNUAL











REPORT

COMPUTER PROGRAMS AND SYSTEMS, INC.

Company Profile

CPSI is a leading provider of healthcare information solutions for community hospitals and has more than 450 hospital clients in 45 states. Founded in 1979, the Company is a single source vendor providing comprehensive software and hardware products, complemented by complete installation services and extensive support. The Company's fully integrated, enterprise-wide system automates clinical and financial data management in each of the primary functional areas of a hospital. CPSI's staff of approximately 660 employees, including technical, healthcare, and medical professionals, provides system implementation and continuing support services as part of a comprehensive program designed to respond to clients' information needs in a constantly changing healthcare environment. For more information, visit www.cpsinet.com.

Annual Meeting

The annual meeting of stockholders will be held on May 15, 2003, at 9:00 a.m. CDT at the Mobile Convention Center, One South Water Street, Mobile, Alabama.

Financial Highlights

(in thousands, except per share data)	YEARS ENDED DECEMBER 31, 2002	2001
Total revenues	$ 73,744	$ 59,666
Cost of sales	42,925	36,242
Gross profit	30,819	23,424
Operating expenses	18,750	14,948
Operating income	12,069	8,476
Interest income, net	190	50
Other	362	154
Net income before taxes	12,621	8,680
Provision for income taxes	1,971	-
Net income	$ 10,650	$ 8,680
Pro Forma Income Data[1]		
Net income before taxes as reported	$ 12,621	$ 8,860
Pro forma provision for income taxes	4,577	3,231
Pro forma net income	$ 8,044	$ 5,449
Pro forma basic earnings per share	$ 0.80	$ 0.59
Pro forma diluted earnings per share	$ 0.80	$ 0.59
Weighted average shares outstanding:		
Basic	10,024	9,288
Diluted	10,062	9,288

[1] Pro forma adjustments reflect the provision for income taxes as if the Company had been taxed as a C corporation for all periods presented.


$32.1
$50.5
$49.2
$59.7
$73.7
98 99 00 01 02
REVENUES
$3.3
$5.6
$3.1
$5.4
$8.0
98 99 00 01 02
PRO FORMA
NET INCOME
285
327
362
400
444
98 99 00 01 02
HOSPITAL
CLIENTS

Dear Stockholders:

CPSI's first year as a public company has been exciting and successful. Our solid financial results were generated by strong operating performance, fiscal discipline and exceptional customers. Throughout this annual report, we will highlight these results. First, I would like to introduce you to our company and the values that drive our business and employees.

To understand CPSI today, it is helpful to understand our history, which we believe is unique among information technology vendors. CPSI was founded in Mobile, Alabama, in 1979. Since that time, we have grown steadily into a leading healthcare technology company that offers a broad range of sophisticated information technology products for community hospitals. However, first and foremost, we think of ourselves as a healthcare services company. We have built our business by focusing on the unique administrative and clinical needs of community hospitals, not by following trends in information technology.

CPSI's growth has been completely organic; we have never acquired another company. Instead, we have developed all our software products internally, based solely upon the needs of our customers. We have achieved this growth largely with employees who have spent their entire careers at CPSI. For example, each member of our management staff began at the Company in an entry-level position, reflecting our commitment to promoting from within. Furthermore, the average tenure of our seven executive officers is 14 years. CPSI now works with 452 clients in 45 states, and we service all of these customers with our 660 employees who live and work in Mobile.

We have grown by making money, not by accumulating debt. We utilize the industry's most conservative accounting practices, recognizing revenue only when we have earned it. This is the way we have always operated our business, and it is how we plan to run it in the future. We are pleased that the world we now live in is gaining some appreciation for this style of business management. For us, it is simply the way we operate.

2002 was a very important year in our history. In May, we completed a successful initial public offering. Since that time, we have continued to grow our business in the same manner that we did as a private company. Our growth is a result of our dedication to offering our community hospital customers a complete solution, including an intense commitment to service and responsiveness. We understand their business, their needs and limitations, and they rely on us to be there for them every day. This has been our business philosophy for over twenty years, and we plan to continue to follow this strategy going forward.

The remainder of this letter more completely describes our business, the markets we serve, and our company's goals for 2003 and beyond.

Our Market

Healthcare is the largest segment in the U.S. economy, representing over 14% of the gross domestic product or a staggering one out of every seven dollars spent. Hospitals account for almost one-third of total healthcare spending. CPSI's target market consists of hospitals with less than 300 acute care beds, commonly referred to as "community hospitals." These hospitals make up more than 80% of the acute care facilities in the U.S. For more than 20 years, CPSI has steadfastly focused on serving this large and important segment of the healthcare industry.

Like large hospitals, community hospitals are required to handle and process massive amounts of information every day, including patient demographic data, patient charges, medical records, insurance billing information, lab results, vital signs, and physician orders, just to mention a few. Yet while hospitals are among the most prolific users of information, historically they have been disproportionately small users of information technology.

We believe this is beginning to change in a significant way. In particular, community hospitals are seeking to automate the numerous clinical tasks they perform, from the pharmacy, lab, and radiology departments to the nurses' stations and the patient bedside. Many facilities today are relying on paper-based systems in these areas, or they have in place stand-alone products that do not share information seamlessly with the core financial and patient accounting systems in the hospital. Through automation provided with a completely integrated system, they can eliminate the need for cumbersome paper records that are not only inefficient, but are also often difficult to retrieve or even lost. Additionally, an integrated system installed



DAVID DYE
PRESIDENT AND CHIEF EXECUTIVE OFFICER

in all of the functional areas of the hospital can ensure that information is centrally stored and accessible in real time, providing clinical personnel and physicians with immediate access to patient data through an electronic patient record.

Automating clinical tasks, however, is not simply a matter of improving efficiency or saving time. Sometimes, it is a matter of life and death. According to the oft-quoted 1999 report issued by The Institute of Medicine, up to 98,000 Americans die annually because of preventable medical errors. These mistakes cost the healthcare industry an estimated $4.5 billion. Properly implemented technology is a proven way to avoid these costs and, more importantly, improve the quality of care provided to the patient.

Meanwhile, the Health Insurance Portability and Accountability Act (HIPAA), passed in 1996 with requirements phasing in now, is separately driving investment in information technology by hospitals and other healthcare providers. HIPAA mandates that hospitals meet higher standards when it comes to patient privacy, security of patient data and electronic transmission of information. Traditional paper records cannot effectively meet these standards.

Community hospitals must meet the same HIPAA regulatory requirements as their larger peers, and their need to deliver high quality patient care is no less essential. In fact, the quality of the services provided at community hospitals is arguably the most important element of their ongoing viability. However, unlike larger facilities, community hospitals typically lack the financial and personnel resources to support a large information technology infrastructure. They do not require vendors; they need a partner.

For 452 such hospitals, CPSI is that partner.

The CPSI Single Source Solution

When it comes to information technology, hospitals can access everything they need through a single phone number: 251-639-8100. No other company in our field can make that claim. When a hospital installs the CPSI system, we provide and support not only the software, but the hardware as well. Our clients never have to deal with a hardware vendor who tells them the problem lies in the software or a software vendor who claims the problem is with the hardware. If there is a system problem, it is our problem, and we fix it.

Our approach to initial implementation is equally unique. We strive to eliminate the hassles traditionally involved in system conversions. We provide all forms, supplies and other peripherals. We install everything. Our team works with each hospital for as long as it takes to convert all relevant existing data. We train all users, on-site, in the environment where they will actually use the applications. In stark contrast to most of our competitors, a CPSI conversion and implementation is typically complete five months after it begins, not several years.

Our system is designed around our core software modules, which includes patient management and financial accounting software. This core system is the minimum we will sell to any facility and includes patient registration, charging, insurance billing, medical records coding, general ledger, accounts payable, payroll and executive information. Optional add-on applications include patient scheduling, managed care tracking, quality improvement, time and attendance, human resources, budgeting and materials management.

CPSI's clinical and patient care software enables our community hospital customers to gain the complete advantage of a fully integrated system. More than one-half of our clients already have some or all of these applications installed. The clinical suite automates record keeping and reporting for a number of busy clinical functions, including the hospital's lab, pharmacy, radiology, physical therapy and respiratory care departments. The patient care software equips hospitals with sophisticated tools for entering and accessing data for each patient. Nurses, for example, can use wireless, touch-screen devices to record vital signs and assessments and verify proper medication administration at the patient bedside.

We truly believe hospitals are better served by our single source solution approach.

Physicians can access the patient's chart interactively, at the hospital and from their home or office, to review clinical results and place medical, ancillary and medication orders. In addition, they can electronically sign these orders and all patient transcription documents, eliminating the need for the hospital to maintain paper copies of these records.

Some hospitals, especially larger ones, take a "best of breed" approach to information technology, meaning that they purchase a different software system for each application. Consequently, they must construct costly interfaces to coordinate these systems. This approach also requires significant in-house resources to maintain the various systems and relationships with different vendors. There are other healthcare information technology vendors that offer a comprehensive software system. However, unlike CPSI, many of these companies have built their systems and products through acquisition as opposed to in-house development, which typically results in a more expensive and cumbersome system to operate. In any event, none of our competitors offer the comprehensive conversion, implementation and training, and hardware services provided by CPSI.

We truly believe hospitals are better served by our single source solution approach. This is particularly true for community hospitals that do not have either the financial or personnel resources to manage the multiple vendor relationships required for a best of breed solution.

Business Office Outsourcing

Over the years, as we have continued to learn about the challenges faced by community hospitals, and as these hospitals have learned to rely on CPSI to meet all of their information technology needs, we have developed additional services and capabilities that add value to our customers' business. For many community hospitals, business office functions are among the most difficult to handle effectively. They are time-consuming and labor-intensive. As a result of reimbursement regulations, third-party billing can also be very complex. Most importantly, billing and collections significantly impact cash flow and directly affect financial performance.

In response to these issues, CPSI offers outsourced solutions that address the business office needs of our clients. We found that for many of our customers, it is a logical step to entrust these tasks to the company that already understands the hospital and its information system. In addition, because we have the capability to connect directly to each customer's system through a virtual private network, we can access business office data securely and conveniently.

For more than one-half of our customers, CPSI produces and mails all patient billing statements. If they choose, we can also process electronic billing of insurance claims. Some of these facilities elect to outsource their entire business office, allowing CPSI to handle all patient billing and receivables management utilizing our staff in Mobile. These services save time and money for the hospital, enabling them to focus on quality patient care.

Business office outsourcing is a relatively small but growing part of our business. It is extremely significant because it reflects our commitment to service and to meeting all the needs of our customers. It is also a segment of our business that we believe will continue to grow and further strengthen our business and operating results.

What This Means To Our Customers – The Service Concept

We believe that we offer the best solution for the hospitals we serve. However, our most valuable assets are our customers, not our systems. Quality customer service is undoubtedly the most important single function in our business. Based on the comprehensive scope of services CPSI provides, our hospital clients are reliant on our support to survive and prosper in a difficult and competitive healthcare environment.

Every CPSI customer operates with the most up-to-date version of our software. We install software upgrades twice a year for all of our client hospitals at no additional charge. This is important for two reasons. The first is that our customers know that their system will keep up with



CPSI is committed to technological leadership and the integration of proven technologies into the CPSI System. We don't just implement change for the sake of change; we look for those technologies that can make a meaningful impact in the way community hospitals provide patient care. ImageLink™, our Picture Archival and Communication System (PACS), is the latest example of that commitment.
SCOTT LITTRELL
SENIOR SUPPORT REPRESENTATIVE, PACS TECHNICAL SUPPORT



CPSI provides industry-leading support. Our support staff includes healthcare professionals who not only understand our software, but also bring real world experience and an intimate knowledge of hospital departmental workflows and issues. For example, Jamie draws on her patient care experience as a Registered Nurse in providing support for our Nursing Applications.

JAMIE ADAMS, RN

SENIOR SUPPORT REPRESENTATIVE, NURSING APPLICATIONS

Quality customer service is undoubtedly the most important single function in our business.

their needs as technology improves and healthcare regulations change. The second is that we can provide better service to our clients since all of our employees work to support the same version of the system.

Each year, over 600 customer representatives participate in our National Users Conference. We use this conference to understand the needs of our customers and prioritize the enhancements we make to our system. Over the years, 80% of our product enhancements have resulted directly from this process. This benefits CPSI not only by building customer loyalty, but also by assuring that our system keeps pace with customer needs.

Our commitment to service is further supported by our employees. We currently maintain more than one support person for every hospital customer. The result is that anytime a customer has a question or a problem, 24 hours a day and seven days a week, they can talk to a CPSI employee who can help, even if that means that a member of our customer support team gets on the next plane and travels to the facility. Every employee learns when hired that we are primarily a service company, and their number one priority is to provide exceptional customer support.

We know that we add tangible value to each hospital that we serve by helping the hospital run its operation more smoothly and provide better, safer care for its patients. The dividend to us is quantifiable as well. In CPSI's 24-year history, we have lost fewer than 10 customers to our competitors. This fact supports our basic philosophy: that by taking care of our customers, everything else we strive for as a company will ultimately take care of itself.

What This Means For Our Stockholders

For the past 10 years, we have maintained a 15-20% growth rate. We have done so by consistently adding value to our community hospital customers and understanding their business and the challenges they face. In 2002, we added 44 hospitals to our list of valued customers. We have continuously enhanced our system and added products based on the needs and desires of our clients. As an example, we are currently engaged in several research and development projects that hold enormous potential to enhance our competitive market position in the foreseeable future. Most notably, our integrated Picture Archiving and Communications System (PACS), ImageLink, is in the finishing stages, as we plan to release this application by the end of 2003. This product will allow our hospital customers to view and store radiology images in a digital form, eliminating the need to maintain cumbersome and expensive film-based images.

Not only do we have significant growth opportunities in our market, we also have significant growth opportunities from within our existing customer base. Of our current 452 hospital clients, only 150 utilize the complete CPSI software application suite. We believe, and our trends support, that as our customers grow and understand the value that we can add to their business, they will choose to take advantage of the additional products and services we offer.

The hospitals in the market we serve are now living in a regulatory and financial environment that demands improved operating efficiency, reduced clinical errors and properly secured confidential patient data. All of these requirements simply enhance the value that we can provide to our customers. While these issues affect all hospitals, we believe that they are particularly important to community hospitals because of their limited financial and human resources. We believe our approach and our products make CPSI the best solution for the largest segment of the U.S. hospital market.

We are optimistic about our future. By operating our business in the same manner that we have in the past, we are confident that we will continue to grow and serve the best interests of our customers and stockholders.



David A. Dye
President and Chief Executive Officer

Selected Financial Data

(in thousands, except for share and per share data)	YEARS ENDED DECEMBER 31, 2002	2001	2000	1999	1998
INCOME DATA:					
Total sales revenues	$ 73,744	$ 59,666	$ 49,222	$ 50,530	$ 32,150
Total costs of sales	42,925	36,242	31,487	29,895	19,170
Gross profit	30,819	23,424	17,735	20,635	12,980
Total operating expenses	18,750	14,948	13,080	11,894	7,832
Operating income	12,069	8,476	4,655	8,741	5,148
Total other income	552	204	236	196	161
Income before taxes [1]	12,621	8,680	4,891	8,937	5,309
Income taxes	1,971	-	-	-	-
Net income	$ 10,650	$ 8,680	$ 4,891	$ 8,937	$ 5,309
Net income per share - basic	$ 1.06	$ 0.93	$ 0.53	$ 0.96	$ 0.57
Net income per share - diluted	$ 1.06	$ 0.93	$ 0.53	$ 0.96	$ 0.57
Weighted average shares outstanding:					
Basic	10,024,438	9,288,000	9,288,000	9,288,000	9,288,000
Diluted	10,061,765	9,288,000	9,288,000	9,288,000	9,288,000
Pro forma income data [2]:					
Historical income before provision for income taxes	$ 12,621	$ 8,680	$ 4,891	$ 8,937	$ 5,309
Pro forma income taxes	4,577	3,231	1,826	3,324	1,982
Pro forma net income	$ 8,044	$ 5,449	$ 3,065	$ 5,613	$ 3,327
Pro forma net income per share:					
Basic	$ 0.80	$ 0.59	$ 0.33	$ 0.60	$ 0.36
Diluted	$ 0.80	$ 0.59	$ 0.33	$ 0.60	$ 0.36

(in thousands)	AS OF DECEMBER 31, 2002	2001	2000	1999	1998
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 6,352	$ 2,019	$ 1,033	$ 980	$ 715
Working capital	14,812	5,667	4,658	6,735	4,634
Total assets	28,909	17,251	14,515	14,374	7,691
Total current liabilities	8,430	6,551	5,810	4,421	1,453
Note payable	-	664	749	889	-
Total stockholders' equity	20,479	10,036	7,956	9,065	6,239

[1] *CPSI operated as an S corporation through May 20, 2002 and, as such, was not subject to federal and certain state income taxes.*

[2] *Pro forma information reflects the provision for income taxes that would have been recorded had CPSI been a C corporation during all of the periods presented.*

Management's Discussion and Analysis

You should read the following discussion of our financial condition and results of operations in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Overview

2002 was a very important year in our history. In May, we completed our initial public offering, and despite a tough market and economy, we have continued to perform well. During 2002, we continued to grow our business by adding approximately 50 new customers. We also expanded product sales to our existing customer base. These sales together with our other products and services produced record revenues in 2002 in the amount of $73.7 million.

We strive to consistently add value to our community hospital customers and understand their business and the challenges they face. We have continuously enhanced our system and added products based on the needs and desires of our customers. As an example, in 2002 we entered the final development stages for our ImageLink radiology image management product and a new product designed to enhance patient charting procedures for medical practices. These new products reflect our commitment to remain at the forefront of healthcare technology for the benefit of our customers.

We continue to implement our strategy of offering a complete solution to our community hospital customers with a commitment to service and responsiveness. We understand their business, needs and limitations, and they rely on us to be there for them every day. This has been our strategy for over twenty years, and we plan to continue to follow this same strategy going forward.

Background

CPSI was founded in 1979 and specializes in delivering comprehensive healthcare information systems and related services to community hospitals. Our systems and services are designed to support the primary functional areas of a hospital and to enhance access to needed financial and clinical information. Our comprehensive system enables healthcare providers to improve clinical, financial and administrative outcomes. Our products and services provide solutions in key areas, including patient management, financial management, patient care and clinical, enterprise and office automation.

We sell a fully integrated, enterprise-wide financial and clinical hospital information system comprised of all necessary software, hardware, peripherals, forms and office supplies, together with comprehensive customer service and support. We also offer outsourcing services, including electronic billing submissions, patient statement processing and business office functions, as part of our overall information system solution.

We have achieved a compounded annual growth rate in revenues of approximately 25.0% over the past five years. We have achieved year-to-year revenue growth in each of the last five years except 2000, when hospitals decreased technology spending following increased spending in 1999 and earlier years to address the year 2000 issue. Our system currently is installed and operating in over 450 hospitals in 45 states and the District of Columbia. Our customers historically have consisted of community hospitals with 100 or fewer acute care beds. However, we also serve and are targeting for growth the market consisting of hospitals with 100 to 300 acute care beds.

Revenues

System Sales. Revenues from system sales are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. We do not record revenue upon execution of a sales contract. Upon signing a contract to purchase a system from us, each customer pays a non-refundable 10% deposit that is recorded as deferred revenue. The customer then pays 40% of the purchase price for the software and the related installation, training and conversion when we install the system and commence training on-site at the customer's facility, which is likewise recorded as deferred revenue. When the system begins operating in a live environment, the remaining 50% of the system purchase price is payable, and we recognize revenue for the total amount of the purchase price for software and related services. Revenues derived from installation of additional software applications are generally recognized upon installation. Revenues from the sale of hardware, forms and supplies are recognized upon the shipment of the product to the customer.

Management's Discussion and Analysis

Support and Maintenance. We also derive revenues from the provision of system support services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a support agreement under which we provide comprehensive system support and related services in exchange for a monthly fee based on the services provided. The initial term of these contracts ranges from one to seven years, with a typical duration of five years. Upon expiration of the initial term, these contracts renew automatically from year-to-year thereafter until terminated. Revenues from support services are recognized in the month when these services are performed.

We provide our products to some customers as an application service provider, or "ASP." We provide ASP services on a remote access basis by storing and maintaining servers at our headquarters which contain customers' patient and administrative data. These customers then access this data remotely in exchange for a monthly fee. In addition, as part of our total information solution, we also serve as an Internet service provider, or "ISP," for some of our customers for a monthly fee. We also provide web-site design and hosting services if needed. Revenues from our ASP and ISP services are recognized in the month when these services are delivered.

Outsourcing Revenues. We began offering outsourcing services in January 1999. Revenues from outsourcing services have increased rapidly since that time. We expect outsourcing revenues to continue to grow at a faster rate than our systems and services revenues. Our outsourcing services include electronic billing, statement processing and business office outsourcing (primarily accounts receivable management). All of these outsourcing services are sold pursuant to one year customer agreements, with automatic one year renewals until terminated. Revenues from outsourcing services are recognized when these services are performed.

Costs of Sales

System Sales. The principal costs associated with the design, development, sale and installation of our systems are employee salaries, benefits, travel expenses and certain other overhead expenses. For the sale of equipment we incur costs to acquire these products from the respective distributors or manufacturers, as the case may be. Costs are deferred and recognized as an expense at the time the related revenues are recognized on a completed contract basis. However, at December 31, 2000, 2001 and 2002, no system sales related costs were deferred as all contracts were deemed to be substantially complete, or such amounts were not considered to be material.

Support and Maintenance. The principal costs associated with our system support and maintenance services are employee salaries, benefits and certain other overhead expenses. Costs are expensed as incurred and are not deferred.

We have the same employee groups providing both system installations and support and maintenance services. Salary related expenses are allocated between cost of system sales and cost of support and maintenance services based upon an estimate of the percentage of time employees spend performing each function.

Outsourcing. The principal cost related to our statement outsourcing is postage. The principal cost related to our electronic billing outsourcing is long distance telecommunication fees. Employee salaries, benefits, supplies and forms are additional significant costs associated with our outsourcing services. Costs are expensed as incurred and are not deferred.

Management's Discussion and Analysis

Results of Operations

The following table sets forth certain items included in our results of operations for each of the three years in the period ended December 31, 2002, expressed as a percentage of our total revenues for these periods:

	YEARS ENDED DECEMBER 31,					
	2002		2001		2000	
(dollars in thousands)	AMOUNT	% SALES	AMOUNT	% SALES	AMOUNT	% SALES
INCOME DATA:						
Sales revenues:						
System sales	$ 38,309	51.9%	$ 30,350	50.8%	$ 25,737	52.3%
Support and maintenance	30,246	41.0	25,823	43.3	21,123	42.9
Outsourcing	5,189	7.0	3,493	5.9	2,362	4.8
Total sales revenues	73,744	100.0	59,666	100.0	49,222	100.0
Costs of sales:						
System sales	25,838	35.0	22,499	37.7	20,198	41.0
Support and maintenance	13,905	18.9	11,634	19.5	9,781	19.9
Outsourcing	3,182	4.3	2,109	3.5	1,508	3.1
Total costs of sales	42,925	58.2	36,242	60.7	31,487	64.0
Gross profit	30,819	41.8	23,424	39.3	17,735	36.0
Operating expenses:						
Sales and marketing	5,933	8.0	5,105	8.6	4,477	9.1
General and administrative	12,817	17.4	9,843	16.5	8,603	17.5
Total operating expenses	18,750	25.4	14,948	25.1	13,080	26.6
Operating income	12,069	16.4	8,476	14.2	4,655	9.4
Other income (expense):						
Interest income	214	0.3	126	0.2	91	0.2
Miscellaneous income	362	0.4	154	0.2	214	0.4
Interest expense	(24)	0.0	(76)	(0.1)	(69)	(0.1)
Total other income	552	0.7	204	0.3	236	0.5
Income before taxes	12,621	17.1	8,680	14.5	4,891	9.9
Income taxes	1,971	2.7	-	-	-	-
Net income	$ 10,650	14.4%	$ 8,680	14.5%	$ 4,891	9.9%

2001 Compared to 2002

Revenues. Total revenues increased by 23.6% or $14.0 million from $59.7 million for 2001 to $73.7 million for 2002.

System sales revenues increased by 26.2% or $7.9 million from $30.4 million in 2001 to $38.3 million in 2002. The increase in system sales revenue was attributable to an increase in the number and size of new customer installations. No costs relating to system sales were deferred under our completed contract method of accounting at December 31, 2002 or 2001 as all contracts were deemed to be substantially complete.

Support and maintenance revenues increased by 17.1% or $4.4 million from $25.8 million in 2001 to $30.2 million in 2002. The increase in support and maintenance revenues was attributable to an increase in recurring revenues as a result of a larger customer base, as well as an increase in ASP and ISP services volume.

Management's Discussion and Analysis

Outsourcing revenues increased by 48.6% or $1.7 million from $3.5 million in 2001 to $5.2 million in 2002. We experienced an increase in outsourcing revenues as a result of continued growth in customer demand for electronic billing and statement outsourcing services. We initiated business office outsourcing services during the first quarter of 2002 and were providing services to four customers at December 31, 2002.

Costs of Sales. Total costs of sales increased by 18.4% or $6.7 million from $36.2 million in 2001 to $42.9 million in 2002. As a percentage of revenues, cost of sales decreased from 60.7% for 2001 to 58.2% for 2002.

Cost of system sales increased by 14.7% or $3.3 million from $22.5 million for 2001 to $25.8 million for 2002. This increase was caused primarily by an increase in travel expenses of $0.8 million as a direct result of larger system installations requiring larger installation teams. Additionally, payroll related expenses increased $1.4 million as a result of increased employee headcount needed to support increasing sales volume. Cost of equipment also increased by $1.1 million as a direct result of our increase in system sales. The gross margin on system sales increased from 25.9% for 2001 to 32.6% for 2002. The increase in gross margin was due to an increase in the average size of systems installed in 2002 over 2001.

Cost of support and maintenance increased by 19.8% or $2.3 million from $11.6 million for 2001 to $13.9 million for 2002. This increase was caused primarily by an increase in payroll related expenses of $2.0 million as a result of increased employee headcount needed to support our increasing customer base. Also, telecommunication expenses increased $0.3 million due to increased utilization of our ISP services. The gross margin on support and maintenance revenues decreased from 54.9% for 2001 to 54.0% for 2002. The decrease in the gross margin was primarily due to the addition of customer support personnel necessary for the planned expansion of our customer base.

Our costs associated with outsourcing services increased 52.3% or $1.1 million from $2.1 million in 2001 to $3.2 million in 2002. Salary expense increased $0.5 million due to the hiring of additional employees to support our business office outsourcing services. Postage cost increased $0.5 million and cost of forms increased $0.1 million as a result of an increase in transaction volumes of our statement outsourcing services.

Sales and Marketing Expenses. Sales and marketing expenses increased 15.7% or $0.8 million from $5.1 million in 2001 to $5.9 million in 2002. The increase was attributable to increased commission expense of $0.8 million that resulted from increased sales volumes.

General and Administrative Expenses. General and administrative expenses increased by 30.2% or $3.0 million from $9.8 million for 2001 to $12.8 million for 2002. The increase was due primarily to increases in employee related expenses of $1.1 million as a result of an increase in employees from 548 at December 31, 2001 to 650 at December 31, 2002. Additional expense increases, which resulted from our continued growth, were $0.2 million for depreciation, $0.2 million for telecommunications, $0.2 million for facilities rent and $0.6 million related to bad debts. We have also experienced increased expenses of $0.7 million in professional fees, investor relations and directors' fees, which resulted from becoming a public company.

As a result of the foregoing factors, net income before taxes increased by 44.8% or $3.9 million from $8.7 million for 2001 to $12.6 million for 2002.

2000 Compared to 2001

Revenues. Total revenues increased by 21.2% or $10.5 million from $49.2 million in 2000 to $59.7 million in 2001.

System sales revenues increased by 17.9% or $4.7 million from $25.7 million in 2000 to $30.4 million in 2001. The increase in system sales revenues was attributable to an increase in the number and size of new customer installations.

Support and maintenance revenues increased by 22.2% or $4.7 million from $21.1 million in 2000 to $25.8 million in 2001. The increase in support and maintenance revenues was attributable to recurring revenues received from an increasing customer base and the commencement of ASP services.

Outsourcing revenues increased by 47.9% or $1.1 million from $2.4 million in 2000 to $3.5 million in 2001. We experienced an increase in outsourcing revenues as a result of continued growth in customer demand for billing and administrative support services. We expect outsourcing revenues to continue to grow at a faster rate than systems and services revenues.

Management's Discussion and Analysis

Costs of Sales. Total costs of sales increased by 15.1% or $4.7 million from $31.5 million in 2000 to $36.2 million in 2001. As a percentage of revenues, costs of sales changed from 64.0% in 2000 to 60.7% in 2001.

Cost of system sales increased by 11.4% or $2.3 million from $20.2 million in 2000 to $22.5 million in 2001. This increase was caused primarily by increased salary expense of $1.0 million due to increased headcount needed to accommodate the increased number of system installations. We also experienced an increase in travel expense of $0.7 million as a result of the increase in the number of system installations in 2001 over 2000, and a related increase in customer training requirements. Our equipment expense increased by $0.8 million as a direct result of our increased system sales. The gross margin on system sales increased from 21.5% in 2000 to 25.9% in 2001. The increase in the gross margin was primarily due to the increase in software license revenues and custom programming revenues, both of which have a higher profit margin than hardware sales.

Cost of support and maintenance increased by 19.0% or $1.8 million from $9.8 million in 2000 to $11.6 million in 2001. This increase was caused primarily by increased salary expense of $1.0 million due to increased headcount needed to adequately support our increasing customer base. Telecommunications expenses increased by $0.3 million which resulted from the commencement of ASP and ISP services. The gross margin on support and maintenance revenues increased from 53.7% in 2000 to 54.9% in 2001. The increase in the gross margin was primarily due to the increasing customer base for which we provide support.

Our costs associated with outsourcing services increased significantly due to an increase in postage costs of $0.4 million resulting from an increase in the transaction volumes of our statement processing services. Salary costs also increased by $0.1 million due to the hiring of new employees in this area.

Sales and Marketing Expenses. Sales and marketing expenses increased by 14.0% or $0.6 million from $4.5 million in 2000 to $5.1 million in 2001. As a percentage of total revenues, sales and marketing expenses changed from 9.1% in 2000 to 8.6% in 2001. The increase in expenses was due in part to increased travel expenses of $0.3 million and the increase in costs associated with the addition of sales and marketing personnel and increased sales commissions of $0.2 million. We expect sales and marketing expense to continue to increase on an absolute basis as our business continues to grow. We expect much of the increase to come from increases in the number of employees.

General and Administrative Expenses. General and administrative expenses increased by 14.4% or $1.2 million from $8.6 million in 2000 to $9.8 million in 2001. As a percentage of total revenues, general and administrative expenses changed from 17.5% in 2000 to 16.5% in 2001. The increase in expenses was due to increased costs of $0.3 million associated with pay raises for existing employees and the hiring of additional employees to support the growth in our business and an increase of $0.5 million in our insurance related costs. The remainder of the increase is primarily attributable to increased depreciation and telecommunications expenses. We expect general and administrative expenses to increase as a result of our becoming a public company.

As a result of the foregoing factors, net income increased by 77.5% or $3.8 million from $4.9 million in 2000 to $8.7 million in 2001. Pro forma net income, which reflects a pro forma tax provision as if we had been a C corporation, increased by 77.8% or $2.3 million from $3.1 million in 2000 to $5.4 million in 2001.

Liquidity and Capital Resources

As of March 17, 2003, we had $6.1 million in cash and cash equivalents. This cash reserve plus cash generated from our normal operating activities should be adequate to fund our business for the foreseeable future. Our principal source of liquidity has been cash provided by operating activities. Cash provided by operating activities has been used primarily to fund the growth in our business and, prior to our IPO, to pay S corporation distributions to our stockholders. We paid approximately monthly cash distributions to our stockholders in the aggregate amounts of $6.0 million, $6.6 million and $16.9 million in the years ended December 31, 2000, 2001 and 2002, respectively. We have not declared any dividends since our IPO in May 2002. While there is no assurance that dividends will be declared or paid in the future, to the extent that we generate cash in excess of our operating needs, the Board of Directors from time to time will consider paying cash dividends to holders of our common stock.

Management's Discussion and Analysis

On May 24, 2002, we completed an initial public offering ("IPO") of 3,000,000 shares of our common stock. Of the shares offered, 1,200,000 shares were sold by the Company, and 1,800,000 shares (plus the 450,000 over-allotment option shares) were sold by certain stockholders. The amount of aggregate gross proceeds from the shares of common stock sold by us was $19.8 million. The net proceeds to us from the offering were approximately $16.9 million after deducting the underwriting discount of $1.4 million and $1.5 million in other expenses incurred in connection with the offering. We used approximately $14.3 million of these proceeds to fund distributions to our pre-IPO stockholders in connection with the distribution of previously taxed S corporation income.

Net cash provided by operating activities totaled $7.6 million, $9.0 million and $7.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. The increase in cash provided by operating activities from 2000 to 2001 was the result of the increase in net income and working capital. The decrease in cash provided by operating activities from 2001 to 2002 was primarily related to an increase in accounts receivable. Upon the completion of our IPO, we converted from an S corporation to a C corporation for tax purposes. As a result, some of our cash provided by our operating activities is now required to pay taxes on our income.

Net cash used in investing activities totaled $1.4 million, $1.3 million and $1.9 million for the years ended December 31, 2000, 2001 and 2002, respectively. In each of those years we used cash for the purchase of property and equipment.

Net cash used in financing activities totaled $6.1 million, $6.7 million and $0.7 for the years ended December 31, 2000, 2001 and 2002, respectively. During 2002, we received $16.9 million as net proceeds from our IPO. Prior to the IPO, we made cash distributions to our stockholders in the amount of $2.6 million. From the IPO proceeds, we made additional cash distributions to our pre-IPO stockholders in the amount of $14.3 million for previously taxed S corporation income. We anticipate an additional cash distribution to these stockholders of approximately $0.3 million prior to the filing of our 2002 tax returns. We intend to use the remainder of the IPO proceeds for working capital purposes. We also retired outstanding long-term debt in the amount of $0.7 million. During 2001 and 2000, we used cash primarily to pay cash distributions to our stockholders.

Our days sales outstanding for the years ended December 31, 2000, 2001 and 2002 were 52.5, 41.7 and 56.8, respectively.

We currently do not have a bank line of credit or other credit facility in place. Because we have no debt, we will not be subject to contractual restrictions or other influences on our operations, such as payment demands and restrictions on the use of operating funds, that are typically associated with debt. If we borrow money in the future, we will likely be subject to operating and financial covenants that could limit our ability to operate as profitably as we have in the past. Defaults under applicable loan agreements could result in the demand by lenders for immediate payment of substantial funds and substantial restrictions on expenditures, among other things.

Related Party Transactions

We lease the majority of our corporate headquarters campus from CP Investments, Inc., an Alabama corporation, the stockholders of which are John Morrissey, John Heyer, Bob O'Donnell, Elissa Stillings, Kevin P. Wilkins, Tabitha M. Wilkins Olzinski, Ellen M. Harvey, Michael K. Muscat, Jr. and Susan M. Slaton. All of these individuals are either stockholders of CPSI, or, in the case of Ms. Stillings, the spouse of a stockholder. Prior to January 31, 2003, M. Kenny Muscat and Dennis Wilkins were officers and directors of CP Investments, Inc. In 2002, we paid total lease payments in the amount of $1,083,225 to CP Investments, Inc. During 2002, we entered into three new leases with CP Investments, Inc., all of which expire in 2012. Under these lease agreements, we make annual lease payments in the aggregate amount of $1,224,000, subject to annual adjustment based on the Consumer Price Index. The annual rents payable under these leases have been determined by an independent, third-party appraisal firm. The lease agreements provide for a subsequent third party appraisal of the rental amounts at the conclusion of the fifth year of each lease.

We lease the remainder of our headquarters facilities, which is comprised of one building that houses our dedicated research and development staff, from DJK, LLC, a limited liability company owned by Dennis Wilkins. On April 1, 2002, we entered into a lease for this facility that expires in April 2012. Prior to that time we paid only the expenses associated with the building. In 2002, we paid total lease payments in the amount of $29,250 to DJK, LLC. Under the lease agreement, we will make annual lease payments in the amount of $39,000, subject to annual adjustment based on the Consumer Price Index. The annual rent payable under this lease has been determined by an independent, third-party appraisal firm. The lease agreement provides for a subsequent third party appraisal of the rental amount at the conclusion of the fifth year of the lease.

Management's Discussion and Analysis

In July 1999 and May 2001, certain of our stockholders sold an aggregate of 904,750 shares (after considering the effect of the 430 for 1 stock split) to seven of our executive officers for cash in the aggregate amount of approximately $8.5 million. The executive officers financed 100% of the aggregate purchase price with individual loans from AmSouth Bank and pledged their shares of stock as collateral. Simultaneously with such financings, we entered into agreements with AmSouth Bank to purchase from AmSouth any such loan if (i) an officer's employment with us is terminated for any reason, (ii) an officer defaults on his or her loan or pledge agreement or (iii) our financial condition deteriorates below certain defined parameters. We terminated these loan purchase agreements with AmSouth in connection with our IPO.

Contractual Commitments

Our related party real estate leases are our principal contractual commitments requiring recurring payments in the future. Our payments under these leases subsequent to December 31, 2002 will be as follows:

YEAR	AMOUNT
2003	$ 1,263,000
2004	1,263,000
2005	1,263,000
2006	1,263,000
2007	1,263,000
Thereafter	5,445,750
Total	$ 11,760,750

Critical Accounting Policies

General. Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles. We are required to make some estimates and judgments that affect the preparation of these financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, but actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B and the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition. SAB 101 and SOP 97-2 require that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on our judgment regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause us to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely affected.

Backlog

Backlog consists of revenues we reasonably expect to recognize over the next twelve months under existing contracts. The revenues to be recognized may relate to a combination of one-time fees for system sales, and recurring fees for support, outsourcing, ASP and ISP services. As of December 31, 2002, we had a twelve-month backlog of approximately $18.8 million in connection with non-recurring system purchases and approximately $39.5 million in connection with recurring payments under support, outsourcing, ASP and ISP contracts.

Qualitative and Quantitative Disclosures About Market and Interest Rate Risk

We reduce the sensitivity of our results of operations to market risks related to changes in interest rates by maintaining an investment portfolio comprised solely of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. We are not exposed to currency exchange fluctuations, as we do not sell our products internationally, and we currently have no exposure to equity price risks.

Management's Discussion and Analysis

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS No. 143 will not have a material effect on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities. The adoption of SFAS No. 146 is not expected to have any effect on the Company's financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure in the summary of significant accounting policies of the effect's of an entity's accounting policy with respect to stock-based compensation. While the statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of Opinion 25.

Dividends

During 2001, we paid monthly cash distributions to our stockholders in the aggregate amount of $6.6 million. During 2002, we paid a total of $16.9 million to our pre-IPO stockholders in connection with the IPO and our related conversion from an S corporation to a C corporation.

We have not declared any dividends since our IPO in May 2002. To the extent that we generate cash in excess of our operating needs, the Board of Directors from time to time will consider paying cash dividends to holders of our common stock. Any decision to pay dividends will depend upon many factors including our financial condition and earnings, cash needed to fund future growth and legal requirements. Accordingly, there is no assurance that dividends will be declared or paid in the future.

Change of Independent Auditors

On December 14, 2001, the Company selected Ernst & Young LLP as its independent auditors in connection with the Company's decision to pursue an initial public offering. Wilkins Miller, P.C., or its predecessors, which had been the Company's independent accountants prior to 2001, declined to stand for re-election because it does not audit, as a matter of practice, the financial statements of publicly held companies. In connection with the audits by Wilkins Miller, P.C. of the Company's financial statements and schedule for the years ended December 31, 1999 and 2000, there were no disagreements with Wilkins Miller, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, nor any reportable events. The reports of Wilkins Miller, P.C. on the financial statements and schedule for the years ended December 31, 1999 and 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The decision to change auditors was approved by the Company's Board of Directors. Prior to the engagement of Ernst & Young LLP, neither the Company, nor someone on its behalf, consulted Ernst & Young LLP on the application of accounting principles or on the type of audit opinion that might be rendered on the Company's financial statements.

Balance Sheets

	DECEMBER 31, 2002	DECEMBER 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 6,352,452	$ 2,018,643
Accounts receivable, net of allowance for doubtful accounts of $768,000 and $532,000, respectively	12,598,511	8,107,467
Financing receivables, current portion	1,341,047	769,423
Inventories	1,615,312	1,126,353
Deferred tax assets	1,006,470	-
Prepaid expenses	327,533	196,276
Total current assets	23,241,325	12,218,162
Property and equipment:		
Land	936,026	936,026
Maintenance equipment	2,679,766	2,114,224
Computer equipment	3,486,030	2,906,476
Office furniture and equipment	1,023,771	793,576
Automobiles	89,934	89,934
	8,215,527	6,840,236
Less accumulated depreciation	(3,388,704)	(2,805,709)
Net property and equipment	4,826,823	4,034,527
Financing receivables	840,603	998,797
Total assets	$ 28,908,751	$ 17,251,486
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of note payable	$ -	$ 86,185
Accounts payable	2,093,812	1,033,349
Deferred revenue	2,347,816	1,601,130
Sales, income and use taxes payable	1,258,553	1,879,939
Accrued vacation	1,317,247	1,075,450
Accrued stockholders' distribution	250,000	-
Other accrued liabilities	968,741	875,339
Income taxes payable	193,546	-
Total current liabilities	8,429,715	6,551,392
Note payable	-	663,712
Stockholders' equity:		
Common stock, par value $0.001 per share; 30,000,000 shares authorized; 10,488,000 and 9,288,000 shares issued and outstanding, respectively	10,488	9,288
Additional paid-in capital	17,259,403	109,811
Deferred compensation	(225,423)	-
Retained earnings	3,434,568	9,917,283
Total stockholders' equity	20,479,036	10,036,382
Total liabilities and stockholders' equity	$ 28,908,751	$ 17,251,486

See accompanying notes.

Statements of Income

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Sales revenues:			
System sales	$ 38,309,227	$ 30,350,201	$ 25,736,339
Support and maintenance	30,246,030	25,822,575	21,123,386
Outsourcing	5,188,963	3,493,629	2,362,172
Total sales revenues	73,744,220	59,666,405	49,221,897
Costs of sales:			
System sales	25,837,901	22,498,667	20,198,381
Support and maintenance	13,905,072	11,634,448	9,780,736
Outsourcing	3,182,430	2,108,672	1,507,717
Total costs of sales	42,925,403	36,241,787	31,486,834
Gross profit	30,818,817	23,424,618	17,735,063
Operating expenses:			
Sales and marketing	5,933,472	5,104,906	4,477,144
General and administrative	12,816,785	9,843,543	8,602,745
Total operating expenses	18,750,257	14,948,449	13,079,889
Operating income	12,068,560	8,476,169	4,655,174
Other income (expense):			
Interest income	214,044	125,881	91,315
Miscellaneous income	361,682	153,892	214,360
Interest expense	(23,677)	(75,742)	(69,313)
Total other income	552,049	204,031	236,362
Income before taxes	12,620,609	8,680,200	4,891,536
Income taxes	1,970,816	-	-
Net income	$ 10,649,793	$ 8,680,200	$ 4,891,536
Net income per share:			
Basic	$ 1.06	$ 0.93	$ 0.53
Diluted	$ 1.06	$ 0.93	$ 0.53
Weighted average shares outstanding:			
Basic	10,024,438	9,288,000	9,288,000
Diluted	10,061,765	9,288,000	9,288,000
Unaudited pro forma income data (Note 5):			
Historical income before provision for income taxes	$ 12,620,609	$ 8,680,200	$ 4,891,536
Pro forma income taxes	4,576,654	3,231,501	1,826,436
Pro forma net income	$ 8,043,955	$ 5,448,699	$ 3,065,100
Pro forma net income per share:			
Basic	$ 0.80	$ 0.59	$ 0.33
Diluted	$ 0.80	$ 0.59	$ 0.33

See accompanying notes.

Statements of Stockholders' Equity

	COMMON SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPENSATION	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at December 31, 1999	9,288,000	$ 9,288	$ 109,811	$ -	$ 8,945,547	$ 9,064,646
Net income	-	-	-	-	4,891,536	4,891,536
Dividends	-	-	-	-	(6,000,000)	(6,000,000)
Balance at December 31, 2000	9,288,000	9,288	109,811	-	7,837,083	7,956,182
Net income	-	-	-	-	8,680,200	8,680,200
Dividends	-	-	-	-	(6,600,000)	(6,600,000)
Balance at December 31, 2001	9,288,000	9,288	109,811	-	9,917,283	10,036,382
Net income	-	-	-	-	10,649,793	10,649,793
Issuance of common stock	1,200,000	1,200	16,894,396	-	-	16,895,596
Deferred compensation	-	-	255,196	(255,196)	-	-
Amortization of deferred compensation	-	-	-	29,773	-	29,773
Distributions to former S corporation stockholders	-	-	-	-	(17,132,508)	(17,132,508)
Balance at December 31, 2002	10,488,000	$ 10,488	$17,259,403	$(225,423)	$ 3,434,568	$ 20,479,036

See accompanying notes.

Statements of Cash Flows

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Operating Activities			
Net income	$ 10,649,793	$ 8,680,200	$ 4,891,536
Adjustments to net income:			
Provision for bad debts	818,327	225,236	203,896
Deferred taxes	(1,006,470)	-	-
Deferred compensation	29,773	-	-
Depreciation	1,128,454	954,543	771,250
Changes in operating assets and liabilities:			
Accounts receivable	(5,309,371)	(580,347)	852,602
Financing receivables	(413,430)	(1,129,187)	(431,447)
Inventories	(488,959)	3,839	(11,612)
Prepaid expenses	(131,257)	96,641	(87,438)
Accounts payable	1,060,463	(207,049)	(39,942)
Deferred revenue	746,686	186,926	533,619
Sales, income and use taxes payable	(621,386)	486,335	589,521
Other liabilities	335,199	269,865	294,033
Income taxes payable	193,546	-	-
Net cash provided by operating activities	6,991,368	8,987,002	7,566,018
Investing Activities			
Purchases of property and equipment	(1,920,750)	(1,321,948)	(1,440,539)
Proceeds from sale of property and equipment	-	-	56,250
Net cash used in investing activities	(1,920,750)	(1,321,948)	(1,384,289)
Financing Activities			
Proceeds from issuance of common stock, net of expenses	16,895,596	-	-
Principal payments on note payable	(749,897)	(79,559)	(128,152)
Distributions to stockholders	(16,882,508)	(6,600,000)	(6,000,000)
Net cash used in financing activities	(736,809)	(6,679,559)	(6,128,152)
Increase in cash and cash equivalents	4,333,809	985,495	53,577
Cash and cash equivalents at beginning of year	2,018,643	1,033,148	979,571
Cash and cash equivalents at end of year	$ 6,352,452	$ 2,018,643	$ 1,033,148
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 23,677	$ 75,742	$ 69,313
Cash paid for income taxes	$ 2,783,740	$ -	$ -

See accompanying notes.

Notes to Financial Statements

December 31, 2002

1. BASIS OF PRESENTATION

Computer Programs and Systems, Inc. (CPSI or the Company) is a healthcare information technology solutions provider which was formed and commenced operations in 1979. The Company provides, on an integrated basis, enterprise-wide clinical management, access management, patient financial management, health information management, strategic decision support, resource planning management and enterprise application integration solutions to healthcare organizations throughout the United States. Additionally, CPSI provides other information technology solutions including outsourcing, remote hosting, networking technologies and other related services.

2. PUBLIC OFFERING OF COMMON STOCK AND RECAPITALIZATION

On May 24, 2002, the Company successfully completed an initial public offering of 3.0 million shares of common stock at a price of $16.50 per share. Of the shares offered, 1.2 million shares were sold by the Company and 1.8 million shares were sold by selling stockholders. In addition, the underwriters for the Company exercised their over-allotment option by purchasing an additional 450,000 shares at $16.50 per share from selling stockholders. Of the net proceeds to the Company of approximately $16.9 million, approximately $14.3 million was used to fund a partial distribution to pre-IPO stockholders of previously taxed S corporation income, and the balance was used to repay outstanding debt and for general corporate purposes.

On May 1, 2002, the Company declared a 430-for-1 stock split, and on May 6, 2002, the Company amended its Articles of Incorporation to increase the Company's total authorized shares to 10,000,000 and to change the par value to $0.001 per share. All share and per share amounts for all periods presented in the accompanying financial statements have been restated to reflect the split.

Effective immediately prior to the completion of the offering, the Company reincorporated in Delaware. As a Delaware corporation, the Company now has 30,000,000 shares of authorized common stock with a par value per share of $0.001.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents. Cash and cash equivalents consists of highly-liquid financial instruments, primarily cash and money market funds, purchased with an original maturity of three months or less.

Inventories. Inventories are stated at cost using the average cost method. The Company's inventories are composed of computer equipment, forms and supplies.

Property and Equipment. Property and equipment is recorded at cost, less accumulated depreciation. Additions and improvements to property and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in the results of operations.

Depreciation expense is computed using the straight-line method over the asset's useful life, generally 5 years. The Company reviews for the possible impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Deferred Revenue. Deferred revenue represents amounts received from customers under licensing agreements and implementation fees for which the revenue earnings process has not been completed.

Revenue Recognition. Systems sales revenues are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. The Company recognizes revenue from systems sales on a completed contract basis in accordance

Notes to Financial Statements

December 31, 2002

with American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, *Software Revenue Recognition*, and SOP 81-1, *Accounting for Performance of Construction Type and Certain Production-Type Contracts*. A contract is regarded as substantially complete when all hardware and software is installed and the system is operating as intended. Losses are recorded for the entire estimated loss on the contract in the period that it becomes evident that current estimates of total contract revenue and contract costs indicate a loss.

The Company does not record revenue upon execution of a sales contract. Each customer initially remits a non-refundable 10% deposit that is recorded as deferred revenue. The customer then pays 40% of the purchase price when the Company commences training on-site at the customer's facility. When the system becomes operational, the Company bills the remaining 50% of the system purchase price and recognizes revenue for the total amount of the purchase price. Costs relating to system sales revenues are deferred and recognized at the time the related revenues are recognized; however, at December 31, 2002 and 2001, no system sales-related costs were deferred as all contracts were deemed to be substantially complete, or such amounts were not considered to be material. Revenues derived from installation of additional software applications are generally recognized upon installation. Revenues from the sale of hardware are recognized upon the shipment of the product to the customer.

The Company also derives revenues from the provision of system support services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a General Support Agreement under which the Company provides comprehensive system support and related services in exchange for a monthly fee based on the services provided. These contracts range in duration from 1 to 7 years, with an average duration of 5 years, and renew automatically unless terminated by the customer. Revenues from support services are recognized in the month when these services are performed.

As part of system sales, the Company also provides products to some customers as an application service provider (ASP) for a monthly fee. In addition, the Company offers Internet services (ISP) to customers for a monthly fee. Revenues from ASP and ISP services are recognized in the month when these services are performed.

Outsourcing services are sold pursuant to one-year customer agreements, with automatic one-year renewals. Revenues from outsourcing services are recognized when services are performed.

Stock-Based Compensation. During 2002, the Company adopted a stock compensation plan and in accordance with disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123 *Accounting for Stock-Based Compensation*, the Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized for the options granted in 2002. Had the Company accounted for its stock-based compensation plan based on the fair value of awards at grant date consistent with the methodology of SFAS No. 123, the Company's reported net income and income per share for the year ended December 31, 2002 would have been impacted as indicated below. The effects of applying SFAS No. 123 on a pro forma basis for the year ended December 31, 2002, are not likely to be representative of the effects on reported pro forma net income for future years as options vest over several years and it is anticipated that additional grants will be made in future years.

Net income, as reported	$ 10,649,793
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(117,436)
Pro forma net income	$ 10,532,357
Diluted income per share, as reported	$ 1.06
Pro forma diluted income per share	$ 1.05

Research and Development Costs. Research and development costs are expensed as incurred. Research and development costs totaled approximately $1,104,000, $888,000 and $861,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Notes to Financial Statements

December 31, 2002

Software Development Costs. According to Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,* all costs incurred to establish the technological feasibility of a computer software product to be sold, leased or otherwise marketed are research and development costs and are charged to expense. Costs incurred subsequent to establishing technological feasibility are capitalized. Capitalization of computer software costs ceases when the product is available for general release to customers. The Company has determined that costs to be capitalized based on SFAS No. 86 are not material. Software and development costs of approximately $104,000, $168,000 and $164,000 were charged to expense during the years ended December 31, 2002, 2001 and 2000, respectively.

Advertising. Advertising costs are expensed as incurred. Advertising expense was approximately $373,000, $377,000 and $460,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards. In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this standard is not expected to have any effect on the Company's financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB No. 30, *Reporting the Results of Operations.* SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of this standard had no effect on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities. The adoption of SFAS No. 146 is not expected to have any effect on the Company's financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25.

Notes to Financial Statements

December 31, 2002

4. NET INCOME PER SHARE

Pro forma net income per share consists of the Company's historical net income as an S corporation, adjusted for additional income taxes that would have been recorded had the Company operated as a C corporation for the entire period. The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the period presented. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the period presented. The difference between basic and diluted EPS is solely attributable to stock options. The Company uses the treasury stock method to calculate the impact of outstanding stock options. For the year ended December 31, 2002, these dilutive shares were 37,327. There were no dilutive shares for the years ended December 31, 2001 and 2000.

5. INCOME TAXES

The financial statements of the Company do not include a provision for income taxes through May 20, 2002 because the taxable income of the Company was included in the income tax returns of the shareholders under the S corporation election through that date. Upon completion of the IPO, the Company's S corporation status was terminated, and the Company became subject to federal and state income taxes. Upon revocation of the S corporation election, the Company recorded a $934,000 credit to the deferred tax provision. Prior to its termination as an S corporation, the Company declared a distribution of earned, but undistributed, accumulated S corporation earnings through the date the Company became a C corporation. A partial distribution in the amount of $12,750,000 was paid on May 28, 2002. An additional distribution of $1,532,510 was made during the fourth quarter of 2002. An estimated payable of $250,000, representing the remaining balance due, is recorded on the 2002 balance sheet. The ultimate payout will be determined based on as-filed income tax returns for the year ended December 31, 2002.

The Company provides for income taxes using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes arise from the temporary differences in the recognition of income and expenses for tax purposes.

Deferred tax assets and liabilities are comprised of the following at December 31, 2002:

Deferred tax assets:	
Accounts receivable	$ 217,558
Sales, income and use tax receivables	74,229
Sales, income and use tax interest	213,986
Accrued liabilities	586,358
	1,092,131
Deferred tax liabilities:	
Deferred compensation	(85,661)
Net deferred tax assets	$ 1,006,470

Significant components of the income tax provision (benefit) for the year ended December 31, 2002 are as follows:

Current provision:	
Federal	$ 2,575,944
State	401,342
Deferred provision:	
Federal	(900,526)
State	(105,944)
Total income tax provision	$ 1,970,816

Notes to Financial Statements

December 31, 2002

The difference between income taxes at the U. S. federal statutory income tax rate of 34% and those reported in the statement of income for the year ended December 31, 2002 are as follows:

Income taxes at U. S. federal statutory rate	$ 4,291,007
State income tax, net of federal tax effect	259,869
S corporation	(1,657,622)
Change in tax status	(934,262)
Other	11,824
	$ 1,970,816

6. DEFERRED COMPENSATION

On May 17, 2002, Kenny Muscat, one of the Company's directors and a principal stockholder sold 66,667 shares of common stock to J. Boyd Douglas, Jr., one of the Company's directors and its Chief Operating Officer (COO), for a price of $13.20 per share. The share price was determined by an independent valuation of the fair market value of the shares. A promissory note was delivered for the entire purchase price. The promissory note bears interest at the applicable rate for federal income tax purposes, and the entire principal balance is due five years after the date of the stock sale. As a part of the same transaction, Mr. Muscat also transferred to Mr. Douglas 19,333 shares of common stock for $1.00. These shares are subject to a mandatory transfer obligation under which Mr. Douglas will be required to transfer the shares back to Mr. Muscat in the event Mr. Douglas' employment with the Company terminates for certain reasons prior to the fifth anniversary of the transaction date. The mandatory transfer obligation will lapse as to 20% of the shares on each anniversary of the transaction date over the five year restriction period.

As a result of this transaction, the Company recorded deferred compensation expense of $255,196, representing the excess of the fair market value of the 19,333 shares transferred by Mr. Muscat to Mr. Douglas. The Company is amortizing the deferred compensation expense over 20 fiscal quarters, recognizing pre-tax compensation expense of $12,760 per quarter.

7. STOCK OPTION PLAN

On May 1, 2002, the Company's Board of Directors adopted the 2002 Stock Option Plan under which the Company has authorized the issuance of equity-based awards for up to 1,165,333 shares of common stock to provide additional incentive to employees and officers. Pursuant to the plan, the Company can grant either incentive or non-qualified stock options. Options to purchase common stock under the 2002 Stock Option Plan have been granted to Company employees with an exercise price equal to the fair market value of the underlying shares on the date of grant.

Stock options granted under the 2002 Stock Option Plan to executive officers of the Company become vested as to all of the shares covered by such grant on the fifth anniversary of the grant date and expire on the seventh anniversary of the grant date. Stock options granted under the 2002 Stock Option Plan to employees other than executive officers become vested as to 50% of the shares covered by the option grant on the third anniversary of the grant date and as to 100% of such shares on the fifth anniversary of the grant date, and such options expire on the seventh anniversary of the grant date.

Under the methodology of SFAS No. 123, the fair value of the Company's stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 5 years and 44% expected volatility for the market price of the Company's stock in 2002. Dividend yield of 3% was used since the Company's Board of Directors may elect to distribute dividends in the future. The risk-free rate of return was determined to be 2.79% in 2002.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different

Notes to Financial Statements

December 31, 2002

from those of traded options, and because subjectivity of assumptions can materially affect estimate of fair value, the Company believes the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted average grant fair value of options granted to employees under the 2002 Stock Option Plan during 2002 was $5.30. During 2002, options were granted under the plan at exercise prices equal to the market value of the Company's stock on the date of grant.

A summary of stock option activity under the plan is as follows:

	SHARES	EXERCISE PRICE
Outstanding on December 31, 2001	-	$ -
Granted at fair value	466,133	16.50
Exercised	-	-
Forfeited	(21,135)	16.50
Outstanding on December 31, 2002	444,998	$ 16.50
Exercisable on December 31, 2002	-	$ -
Shares available for future grants under the plan as of December 31, 2002		720,335
Weighted-average remaining contractual life		6.5 years

8. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with credit-worthy, high-quality financial institutions.

The Company's customer base is concentrated in the healthcare industry. Customers are located throughout the United States. The Company requires no collateral or other security to support customer receivables. An allowance for doubtful accounts has been established for potential credit losses.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, at December 31, 2002 and 2001 the fair values of the note payable and financing receivables approximate book value.

Notes to Financial Statements

December 31, 2002

10. FINANCING RECEIVABLES

The Company leases its information and patient care systems to certain healthcare providers under sales-type leases expiring in various years through 2007. These receivables typically have terms from 2 to 5 years, bear interest at 10%, and are usually collateralized by a security interest in the underlying assets. Since the Company has a history of successfully collecting all amounts due under the original payment terms of these extended payment arrangements without making any concessions to its customers, the Company satisfies the requirement of SOP 97-2 for revenue recognition. The Company's history with these types of extended payment term arrangements supports management's assertion that revenues are fixed and determinable and probable of collection.

The components of these lease receivables were as follows on December 31:

	2002	2001
Total minimum lease payments receivable	$ 1,637,908	$ 1,649,416
Less unearned income	(222,649)	(300,099)
Lease receivables	1,415,259	1,349,317
Less current portion	(574,656)	(350,520)
Amounts due after one year	$ 840,603	$ 998,797

Future minimum lease payments to be received as of December 31, 2002 are as follows:

2003	$ 687,143
2004	523,254
2005	260,759
2006	164,481
2007	2,271
Total minimum lease payments to be received	1,637,908
Less unearned income	(222,649)
Net leases receivable	$ 1,415,259

The Company has also sold information and patient care systems to certain healthcare providers under extended payment terms. These receivables, included in current portion of financing receivables, typically have terms from 3 to 12 months and are collateralized by a security interest in the underlying assets. Total amounts receivable under these arrangements at December 31, 2002 and 2001 were $766,391 and $418,903, respectively.

11. NOTES PAYABLE

In July 1999, the Company entered into a note payable agreement with a bank for $984,674. The note was payable in monthly installments of $11,805, including interest at 7.72% until the maturity date, July 29, 2009. The note was paid in full during the year ended December 31, 2002.

12. BENEFIT PLANS

In January 1994, the Company adopted the Computer Programs & Systems, Inc. 401(k) Retirement Plan that covers all eligible employees of the Company who have completed one year of service. The plan allows eligible employees to contribute up to 15% of their pre-tax earnings up to the statutory limit prescribed by the Internal Revenue Service. The Company matches the first $1,000 contribution per participant plus a discretionary amount determined by the Company. The Company contributed approximately $816,000, $739,000 and $650,000 to the plan for the years ended December 31, 2002, 2001 and 2000, respectively.

Notes to Financial Statements

December 31, 2002

The Company provides certain health and medical benefits to eligible employees, their spouses and dependents pursuant to a benefit plan funded by the Company. Each participating employee contributes to the Company's costs associated with such benefit plan. The Company's obligation to fund this benefit plan and pay for these benefits is limited through the Company's purchase of an insurance policy from a third-party insurer. The amount established as a reserve is intended to recognize the Company's estimated obligations with respect to its payment of claims and claims incurred but not yet reported under the benefit plan. Management believes that the recorded liability for medical self-insurance at December 31, 2002 and 2001 is adequate to cover the losses and claims incurred, but these reserves are necessarily based on estimates and the amount ultimately paid may be more or less than such estimates.

13. OPERATING LEASES WITH RELATED PARTIES

The Company leases certain real property, all of which is owned by entities that are owned by one or more stockholders of the Company. The lease agreements have terms of ten years and expire on or before November 2012. For the second five years of the leases, the rental may be adjusted with consent of the landlord and the Company. If mutual consent cannot be obtained, the rental for the second five years will remain the same as the first five years. For the years ended December 31, 2002, 2001 and 2000, total rent expense paid to the related party was approximately $1,112,000, $958,000 and $890,000, respectively.

The future minimum lease payments under operating leases subsequent to December 31, 2002 are as follows:

2003	$ 1,263,000
2004	1,263,000
2005	1,263,000
2006	1,263,000
2007	1,263,000
Thereafter	5,445,750
	$ 11,760,750

14. COMMITMENTS

The Company has entered into an agreement with a supplier obligating the Company to purchase certain forms and supplies. The forms and supplies were manufactured to the Company's specifications and must be purchased within one year of manufacture. The outstanding purchase commitment at December 31, 2002 was approximately $145,000.

Notes to Financial Statements

December 31, 2002

15. QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

The following table presents a summary of our results of operations for our eight most recent quarters ended December 31, 2002. The information for each of these quarters is unaudited and has been prepared on a basis consistent with the audited financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of this information when read in conjunction with the audited financial statements and related notes. Pro forma net income and pro forma earnings per share data included in this table has been adjusted to include pro forma corporate income tax provisions as if we had been a C corporation during all of the quarterly periods. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future.

(in thousands, except for share and per share data)	First Quarter	Second Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(As Reported)	*(Restated)*[1]		
Year Ended December 31, 2002:					
Sales revenues	$ 16,921	$ 17,511	$ 17,511	$ 18,897	$ 20,415
Gross profit	7,019	7,199	7,199	7,905	8,696
Operating income	2,799	2,763	2,763	3,041	3,465
Net income	2,872	2,382	3,316	2,077	2,385
Net income per share:					
Basic	0.31	0.24	0.34	0.20	0.23
Diluted	0.31	0.24	0.34	0.20	0.23
Pro forma net income	1,790	1,792	1,792	2,077	2,385
Pro forma net income per share:					
Basic	0.19	0.18	0.18	0.20	0.23
Diluted	0.19	0.18	0.18	0.20	0.23
Weighted average shares outstanding					
Basic	9,288,000	9,815,473	9,815,473	10,488,000	10,488,000
Diluted	9,288,000	9,829,027	9,829,027	10,589,226	10,563,331
Year Ended December 31, 2001:					
Sales revenues	$ 13,529	$ 14,133		$ 14,849	$ 17,155
Gross profit	5,358	5,399		5,664	7,004
Operating income	1,727	1,909		2,094	2,746
Net income	1,744	1,931		2,186	2,819
Net income per share:					
Basic and diluted	0.19	0.21		0.24	0.30
Pro forma net income	1,095	1,212		1,372	1,770
Pro forma net income per share					
Basic and diluted	0.12	0.13		0.15	0.19
Weighted average shares outstanding					
Basic and diluted	9,288,000	9,288,000		9,288,000	9,288,000

[1] *The Second Quarter 2002 information was restated to record a tax benefit arising from the Company's change in tax status.*

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Computer Programs and Systems, Inc.

We have audited the accompanying balance sheets of Computer Programs and Systems, Inc. as of December 31, 2002 and 2001, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Programs and Systems, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 5, 2003
Birmingham, Alabama

Report of Wilkins Miller, P.C., Independent Auditors

The Board of Directors
Computer Programs and Systems, Inc.

In our opinion, the accompanying statements of income, stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Computer Programs and Systems, Inc. for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Wilkins Miller, P.C.

Mobile, Alabama
February 16, 2001
except for the second paragraph of Note 2,
as to which the date is May 6, 2002

Directors and Officers

Board of Directors

David A. Dye
President and Chief Executive Officer
Computer Programs and Systems, Inc.

J. Boyd Douglas, Jr.
Executive Vice President and
Chief Operating Officer
Computer Programs and Systems, Inc.

Ernest F. Ladd, III
Retired Executive Vice President
and Chief Financial Officer
Dravo Corporation

John W. Morrisey
Retired Vice President, Sales and
Marketing
Computer Programs and Systems, Inc.

W. Austin Mulherin, III
Attorney
Frazer, Greene, Upchurch & Baker, LLC

M. Kenny Muscat
Retired Executive Vice President
and Chief Operating Officer
Computer Programs and Systems, Inc.

William R. Seifert, II
Executive Vice President
AmSouth Bank

Dennis P. Wilkins
Retired President and Chief
Executive Officer
Computer Programs and Systems, Inc.

Officers

David A. Dye
President and Chief Executive Officer

J. Boyd Douglas, Jr.
Executive Vice President and
Chief Operating Officer

M. Stephen Walker
Vice President of Finance and
Chief Financial Officer

Corporate Data

Independent Accountants
Ernst & Young LLP
1901 Sixth Avenue North
Suite 1900, AmSouth/Harbert Plaza
Birmingham, AL 35203-2618

Transfer Agent
Wachovia Bank, N.A.
Equity Services Group
1525 West W. T. Harris Blvd., 3C3
Charlotte, NC 28262-1153

Legal Counsel
Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
Suite 2400, AmSouth/Harbert Plaza
Birmingham, AL 35203-2618

Corporate Headquarters
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

Common Stock
Computer Programs and Systems, Inc.'s common stock is traded on The Nasdaq Stock Market's National Market under the symbol CPSI. The following tables show the quarterly range of high and low sales prices of the common stock for the dates indicated, beginning with May 21, 2002, the date the Company's stock began trading:

2002	HIGH	LOW
Second quarter *(beginning May 21)*	23.20	17.02
Third quarter	25.25	17.35
Fourth quarter	26.85	19.00

As of March 28, 2003, Computer Programs and Systems, Inc. had approximately 2,975 stockholders, including 75 stockholders of record and approximately 2,900 persons or entities holding common stock in nominee name.

Form 10-K
The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2002, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: M. Stephen Walker, Shareholder Relations, Computer Programs and Systems, Inc., 6600 Wall Street, Mobile, AL 36695.

Hospital Customer Locations


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Corporate Headquarters


CPSI

6600 Wall Street
Mobile, AL 36695